Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Weapon X, Inc.
1704 S. Vineyard Avenue
Ontario, CA 91761
http://weaponxinc.com/

Up to $1,070,000.00 in Common Stock at $100.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Weapon X, Inc.
Address: 1704 S. Vineyard Avenue, Ontario, CA 91761
State of Incorporation: NV
Date Incorporated: January 16, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 100 shares of Common Stock
Offering Maximum: $1,070,000.00 | 10,700 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $100.00
Minimum Investment Amount (per investor): $500.00

Weapon X, Inc. will also sell separate distribution rights to certain regions of the world. For example, if a distributor is interested in purchasing the exclusive rights to a certain region, then Weapon X will sell the distributor the exclusive rights to that region. The shareholders of Weapon X, Inc. will receive their respective shareholder percentage of the Distributor Fee.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Weapon X, Inc. invented and has a patent pending on a plastic recycling agent, which combines 17 different chemicals and binding agents using certain combing techniques and heat processes to manufacture a plastic recycling agent into pellets. This additive allows recyclers to combine, grind, and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC-U) into chips to be used to create new 100% recyclable products. The Company's CEO, Tina Richter, applied for a patent with the USPTO on August 12, 2021. Once the patent is granted, Ms. Richter will sign an exclusive license to the patent with Weapon X., Inc.

Tina Richter, CEO of Weapon X, Inc., is also the President of Reyrich Plastic, Inc. and currently splits her time between the two roles. Ms. Richter is not currently paid a salary for her work at Weapon X. She plans to leave her position at Reyrich Plastic and transition to a full-time, salaried employee of Weapon X upon the completion of the Reg CF offering. Once the company receive the funds, Weapon X will go into full production. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

Competitors and Industry

Weapon X, Inc. has no known competitors. Weapon X, Inc. is the only company who has been able to unlock the formula for the additive that would allow recyclers to combine, grind, and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC - U), among others, into new 100% recyclable products.

The global market for plastic recycling was estimated at US $33 billion in 2020 and is projected to reach US $47.3 billion by 2026, growing at a CAGR of 6.1% year over year. (Source: Research and Markets)

Current Stage and Roadmap

Weapon X, Inc. operates from its two 25,000 square foot facilities in Ontario, California. Weapon X, Inc. is in the process of purchasing upgraded pelletizing machines and industrial mixers and the needed chemicals to start making the Weapon X, Inc. plastic additive on a larger scale. Weapon X, Inc. will also add additional employees, staff and sales team. After we have upgraded our equipment and staff, we plan to make the Weapon X, Inc. plastic additive in large batches of over 100,000 pounds per week. Once the growing pains have been worked out, Weapon X, Inc. will start selling our plastic additive to local plastic recycling companies. In month six, we plan to expand into all 50 states and Weapon X, Inc. will start selling our plastic additive to large plastic recycling companies. Lastly, in month twelve, we expect to start shipping international into Asia, Europe, and the Arab Nations.

The Team

Officers and Directors

Name: Tina Richter

Tina Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 16, 2021 - Present
  Responsibilities: Responsible for managing the company, manufacturing plant and all employees therein. Tina does not currently receive a salary. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

Other business experience in the past three years:

- **Employer:** Trimeda Tech, Inc.
  Title: President
  Dates of Service: August 24, 2020 - Present
  Responsibilities: This is a holding company for another patented product. Tina Richter receives no salary from this company

Other business experience in the past three years:

- **Employer:** Reyrich Plastic, Inc.
  Title: President
  Dates of Service: June 29, 2012 - Present
  Responsibilities: Tina Richter present plastic's product manufacturing company. Tina Richter receives a salary from this company. This salary will be phased out as Weapon X, Inc. starts up.

Other business experience in the past three years:

- **Employer:** Diversified Robotic
  Title: Sales Representative
  Dates of Service: January 24, 2019 - May 24, 2020
  Responsibilities: Tina Richter was a former sales representatives for this company.

Other business experience in the past three years:

- **Employer:** Church Two42 Inc.
  Title: Board Member
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board of Directors of Church

Name: Paul D. Bojic

Paul D. Bojic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 16, 2021 - Present
  Responsibilities: Runs day to day corporate operations inclusive of the Executive Offices, sales, accounting, and customer service. Initial salary of $5,000 per month. He currently holds 10% equity ownership interest in Weapon X, Inc.

Other business experience in the past three years:

- **Employer:** Law Offices of Paul D. Bojic
  Title: Owner and Principal Attorney
  Dates of Service: June 01, 2002 - Present
  Responsibilities: Provide real estate and business legal advice to a limited amount of clients.

Name: Zachary Richter

Zachary Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: January 16, 2021 - Present
  Responsibilities: Manage financial operations of the company. Initial salary of $5,000 per month with no equity ownership in Weapon X, Inc.

Other business experience in the past three years:

- **Employer:** Reyrich Plastics, Inc.
  Title: Engineer
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Responsibilities related to being an engineer.

Name: Brian Richter

Brian Richter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Managing Engineer
  Dates of Service: January 16, 2021 - Present
  Responsibilities: Manages the Manufacturing Division of Weapon X, Inc. Initial salary of $5,000 per month with no equity ownership in Weapon X, Inc.

Other business experience in the past three years:

- **Employer:** Vice President
  Title: Reyrich Plastics, Inc.
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Perform duties as requested and assigned by the President of the Board of Directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a plastic recycling agent. Our revenues are therefore dependent upon that market.

We may never have an operational product or service
It is possible that there may never be an operational Weapon X, Inc. or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational

products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Weapon X, Inc. additive. Delays or cost overruns in the development of our Weapon X, Inc. additive and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Weapon X, Inc. was formed on January 16, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Weapon X, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Weapon X, Inc. additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Weapon X, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Weapon X, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer does not currently receive a salary for her role with the Company.

Weapon X, Inc. is an early-stage company that does not currently generate revenue. Accordingly, the CEO, Tina Richter, does not currently receive a salary for her work but owns 79% equity of the company. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. However, she plans to leave her position at Reyrich Plastic, Inc. and transition to a full-time, salaried employee of Weapon X, Inc. upon the completion of the Reg CF offering. Once the company receives the funds, Weapon X, Inc. will go into full production. Her intended salary will be $10,000 per month in the first year following the Reg CF offering. Upon Weapon X, Inc. reaching the sales benchmark of 1,000,000 pounds of additive sold per month, Tina's salary will increase to $15,000 per month. Upon Weapon X, Inc. reaching the sales benchmark of 2,000,000 pounds of additive sold per month, Tina's salary will increase to $20,000 per month and will stay there for the duration.

The Chief Executive Officer currently splits her time between working for Weapon X, Inc. and another company.

Tina Richter, the CEO of Weapon X, Inc., currently splits her time evenly between Weapon X, Inc. and Reyrich Plastic, Inc. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company, but Ms. Richter plans to leave her position at Reyrich Plastic, Inc. and transition to a full-time, salaried employee of Weapon X, Inc. upon the completion of the Reg CF offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tina Richter	740,000	Common Stock	77.8

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 950,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 950,000
Use of proceeds: N/A - initial issuance of company shares.
Date: January 16, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Weapon X, Inc. can operate for 14 to 16 months if it raises $1,070,000.

Foreseeable major expenses based on projections:

Initially, Weapon X, Inc. will need one industrial mixer, two mid-sized plastic pelletizing machines/complete lines, packaging equipment (gaylords), and 500,000 pounds of chemicals to bring the product to market. The initial costs for the foregoing will be approximately $750,000. Upon the commencement of sales of the additive (after stockpiling for 60 days), the Company will purchase two large plastic pelletizing machines/complete lines, which are each $750,000. Initially, the Company will hire one managing foreman and four employees to run the two mid-sized plastic pelletizing machines/complete lines. The Company will also hire two sales persons and two customer service people.

Future operational challenges:

The scaling of the production of the additive and expansion of the sale of the additive into regional and international sales.

The scaling of production occurs by the introduction of additional industrial mixers and plastic pelletizing machines/complete lines. Weapon X, Inc. plans to initially sell to local (SoCal) plastic recycling plants. The Company plans to then enter the United States market within 6 months and focus on the 198 plastic recycling plants and its already established contacts. Each time the demand for additional additive increases, Weapon X, Inc. will add additional plastic pelletizing machines/complete lines and employees. When the Company is ready for international expansion (expected within 12 months), it will open a larger facility in Houston, Texas in order to have port access. Weapon X, Inc. has already established contacts in Houston and the port authority in preparation for this expansion.

Future challenges related to capital resources:

The capital raise will be applied directly to machinery, chemicals, and labor, which will produce the additive to be sold into the market. The structure of the Company and financial projections and strong demand for product will allow the capital resources raised to address any future challenges.

Future milestones and events:

Weapon X, Inc.'s future milestones consist of: commencing production and selling to regional plastic recycling plants in the first quarter of 2022, selling nationwide in the second quarter of 2022, and begin selling internationally by the end of 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's shareholders each have pledged, if needed, $250,000 in capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.07M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company only raises $10,000, we will only be able to operate for a maximum of one month. This is based on a current monthly burn rate of $90,000 for expenses related to equipment purchases, manufucturing of the plastics recycling additive, and employee costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 14 to 16 months. This is based on a current monthly burn rate of $90,000 for expenses related to equipment purchases, manufucturing of the plastics recycling additive and employee costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $95,000,000.00

Valuation Details:

Weapon X, Inc.'s corporate value derives from the corporation assets inclusive of: (1) over $2 million in costs and time conducting 3 ½ years of research, development and testing of seventeen (17) different chemicals and binding agents combinations and certain combing techniques and heat processes to discover how to manufacture a plastic recycling agent into the plastic additive; (2) over $500,000.00 invested in costs and fees associated with the pending patent of the Weapon X plastic additive; (3) the actual present value of the patent; (4) present company equipment; (5) manufacturing location and building leases; (6) key company management and employees; (7) key corporate management and employees; and (8) regional and international sales infrastructure with relationships with key recycling companies.

There are no other companies that produce an additive which allows recycling companies to cross-mix, grind and repurpose used plastic into new plastic products.

The patent pending additive will allow every plastic recycling company worldwide to cross-mix, grind and repurpose millions of tons of used plastic each year.

For each 1,000 pounds of recycled plastic, a recycler would add 40 pounds of the Weapon X, Inc. additive. The average regional plastic recycling company will recycle 2 to 5 million pounds of plastic per month. The big national plastic recycling companies will recycle 10 to 20 million pounds of plastic per month. There are 198 plastic recycling companies in the United States and over 2,100 plastic recycling companies in the world.

Weapon X, Inc. intends to sell a minimum of 500,000 pound of additive per month in the first year (allowing for 12,500,000 pounds of recycled plastic per month).

The Weapon X, Inc. additive sells at $10.00 per pound with $5.00 per pound in profit. The 500,000 pounds per month will bring $2.5 million in profit per month ($30 million per year). Weapon X, Inc. projects the sale of 2 million pounds of additive per month in the second year.

The founders and major shareholders of Weapon X, Inc. include Tina Richter and Brian Richter who each have over 37 years of experience in the plastic industry having recycled and produced products for Walmart, Target, Disney, Home Depot and numerous other large regional, national and international company. The President is Paul D. Bojic, an attorney who has represented numerous companies whose valuations are in excess of $100 million, represented numerous regional and international businesses and has been involved in over $5 billion in business, leasing and real estate transactions.

The regional sales team will be located within the Weapon X, Inc. offices and intends to service and sell the Weapon X, Inc. additive to the 198+ plastic recycling companies in the United States and Canada.

Weapon X, Inc. plans to establish distributors in certain areas of the world inclusive of Asia, Europe, the Middle East, India and Africa.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  76.5%
  Down payment on pellitizer machine
- *Working Capital*

20.0%
Purchase of equipment

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Marketing and advertisement to pending customers of the Weapon X additive.

- *Operations*
  60.0%
  Purchase of additional equipment and chemicals to make the Weapon X additive

- *Working Capital*
  26.5%
  Management and employees salaries and company overhead

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://weaponxinc.com/ (There will be a Annual Report posted on the website on a separate page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/weaponx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Weapon X, Inc.

[See attached]

WEAPON X, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (JANUARY 16, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Weapon X, Inc.
Ontario, California

We have reviewed the accompanying financial statements of Weapon X, Inc., (the "Company,"), which comprise the balance sheet as of inception (January 16, 2021), and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of inception (January 16, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 10, 2021

WEAPON X, INC.
BALANCE SHEET
(UNAUDITED)

As of Inception	**January 16, 2021**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Inventory	-
Other current assets	-
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Other current liabilities	-
Loans, current	-
Total current liabilities	**-**
Non-Current Liabilities:	
Loans	-
Total liabilities	**-**
STOCKHOLDERS' EQUITY	
Common Stock, no par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding	-
Subscription Receivable	-
Retained earnings/(Accumulated Deficit)	-
Total stockholders' equity	**-**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

WEAPON X, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of Inception		**January 16, 2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Income/(Loss) before provision for income taxes		-
Provision for income taxes		-
Net income/(Net Loss)	**$**	**-**

See accompanying notes to financial statements.

WEAPON X, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock				
(in thousands, $US)	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Shareholder Equity
Inception date (January 16, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	-
Net income/(loss)		-		-	-
Balance—January 16, 2021	-	$ -	$ -	$ -	$ -

See accompanying notes to financial statements.

WEAPON X, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception		January 16, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Weapon X, Inc., was incorporated on January 16, 2021 in the state of Nevada. The financial statements of Weapon X, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ontario, California.

Weapon X has invented and is in the process of patenting a plastic recycling agent which allows recyclers to combine, grind and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC-U) (among others) into plastic chips to be used to create new 100% recycled products.

As of January 16, 2021 (inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its recycled products.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 10, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock, no par value, As of January 16, 2021 (Inception), no shares were issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 10, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 10, 2021 the date the financial statements were available to be issued.

On February 8, 2021, the Company issued an aggregate of 910,000 shares of common stock to 3 of its founders.

On October 17, 2021, the Company issued the remaining 40,000 shares of common stock to another individual.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Weapon X, Inc.

Changing the Way the World Recycles Plastic


This is one of the most imporant inventions that [the recycling industry] has ever experienced.
John O'Hurley
Weapon X

Website Ontario, CA CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$95M Valuation
$100.00 Price per Share	$500.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Weapon X is revolutionizing the plastics recycling industry. Our patent-pending solution allows recyclers to combine, grind, and re-form multiple different types of plastics into chips that can be used to create new 100% recyclable products. Weapon X is currently in the pre-production phase.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Weapon X allows recyclers to combine, grind, and reform different plastics without the need to separate the used plastic products, saving time and money.
- The growing recycling industry is good for the environment and reduces the amount of oil production and plastic pollution in our oceans, rivers, and lakes.
- Our future depends on correct and efficient plastic recycling.

OVERVIEW

Tina Richter, CEO of Weapon X, Inc., is also the President of Reyrich Plastic, Inc. and currently splits her time between the two roles. Ms. Richter is not current paid a salary for her work at Weapon X but holds 79% equity in the Company. She plans to leave her position at Reyrich Plastic, Inc. and transition to a full-time, salaried employee of Weapon X upon the completion of the Reg CF offering.

Plastic is one of the world's most-used materials. It's technically sophisticated, lightweight, cheap, and suits a broad spectrum of uses. The problem with plastic is not how it is used, but how it is disposed of.



Weapon X
Takes The Hassle Out Of Recycling
With Weapon X sorting plastics is no longer necessary
Our plastic recycling agent allows all plastic materials to be recycled together.
Turns recycled materials into new products
Creates new 100% recyclable products
Will NOT fray

**The Weapon X additive is currently in the pre-production stage and not currently available on the market.*

Weapon X is ready to start full production of its plastics recycling additive and is in the process of purchasing additional equipment and hiring additional staff. Weapon X is pre-revenue, and as a pre-revenue company, we look forward to tapping into this new market and disrupting the current way we think about recycling.

THE PROBLEM

Every year, an estimated 4 to 12 million metric tons of plastic ends up in the ocean.

Of the plastics that don't, a staggering amount end up as trash elsewhere. To illustrate, Americans purchase roughly 50 billion water bottles per year, yet only 23% of plastic bottles are recycled. The amount of plastic used has steadily grown over the past 30 years and will only continue to increase. Recycling is an important and necessary step to reduce waste, but it's a costly one. Even if every plastic container in your home is recyclable, chances are they aren't recyclable together.


Only 9% of used plastic in circulation is adequately recycled each year.
Every year, it is estimated that 4 to 12 million metric tons of plastic ends up in the ocean.
The amount of plastic used has grown over the past 30 years, reaching 330+ million metric tons in 2020.
330+ million
2020
660+ million
2050
This growth will continue with the demand doubling by 2050.

* Source 1, 2, 3

This means that when your bin goes out, it then goes through an expensive sorting process to ensure that plastics are matched, batched, and melted down together for a usable end product.


The single most expensive step in recycling is the sorting process.

THE SOLUTION



Weapon X has invented a patent-pending plastic recycling agent, which combines seventeen different chemicals and binding agents that allows multiple kinds of plastics to be recycled together, cutting out the sorting process. The agent allows recyclers to combine, grind, and re-form Polyethylene Terephthalate (PETE), High-Density Polyethylene (HDPE) and Polyvinyl Chloride (PVC-U) into chips to be used to create new 100% recyclable products. These plastics have never been compatible in the recycling process without the use of Weapon X but can now be combined to create an easy and efficient solution to sorting.


During the recycling process, if plastics are mixed, the end result is something
VERY BRITTLE
Recycling with Weapon X creates
VERY STRONG MATERIALS THAT WILL NOT FRAY
In fact:
You can adjust the strength of materials by adjusting the amount of Weapon X additive.

**The Weapon X additive is currently in the pre-production stage and not currently available on the market.*

THE MARKET

The market for plastic is only increasing and is estimated to double by 2050. There are currently 198 plastic recycling plants in the United States and over 2,100 plastic recycling plants worldwide. These plants are expensive to run and deal with staggering amounts of material every single day. Weapon X is the solution for these plants to become less expensive, more efficient, and yield better results in the recycling process.


There are
198 plastic recycling plants
in the U.S. and over
2,100 in the world
These plastic recycling plants will need the Weapon X, Inc. patent-pending plastic recycling agent to process recycling plastics into new 100% recyclable products.

One of our biggest advantages is that Weapon X presently has no known competitors. For over 50 years, numerous international companies have experimented with different formulas and combinations in an attempt to find an additive to allow for combined recycling.

OUR TRACTION

Weapon X went through 5 years of trials, reformulations, and testing before applying for a patent in 2021. Our business plan begins with selling Weapon X to local and regional recycling plant owners with whom we have established relationships. After this initial phase of sales, we plan to expand our offering to the remaining recycling plants in the United States. Within one year, Weapon X is planning to enter the international market with the intentions of having our product used on every continent to reduce waste and change the way we recycle.

WHY INVEST

There are presently 8.3 billion tons of plastic on earth. Only 9% of used plastic in circulation is adequately recycled each year. We believe the Weapon X's patent-pending plastic additive will allow plastic recycling plants to increase the amount of plastic that they can recycle and save time, money, and thousands of tons of waste. We worked tirelessly to create a product with the potential to will change the world, and now we're inviting you to change it with us.


Overall Benefits
Reduces plastic consumption
Prevents pollution by lessening the amount of new raw materials used.
Increases recyclable material
All plastics can be recycled together, without the need for sorting, and create usable/strong materials.
Saves energy and the planet
By reducing greenhouse gas emission, which contribute towards climate change.

Meet Our Team



Paul D. Bojic, Esq.

President

Paul D. Bojic, Esq. is the President of Weapon X, Inc. located in Ontario, California. Paul D. Bojic is an experienced attorney and businessman with extentive regional and international business experience and is part of the amazing team of individuals that have a heart to help the recycling world with the Weapon X, Inc. Additive.



Tina Richter

Chief Executive Officer

Tina Richter is the Chief Executive Officer of Weapon X, Inc. located in Ontario, California. Ms. Richter manages the day to day operations of Weapon X, Inc. and has 37+ years of plastic recycling, molding, and manufacturing experience. Ms. Richter's amazing team of individuals have a heart to help the recycling world with the Weapon X, Inc. Additive.

Tina Richter, CEO of Weapon X, Inc., is also the President of Reyrich Plastic, Inc. and currently splits her time between the two roles. Ms. Richter is not currently paid a salary for her work at Weapon X. She plans to leave her position at Reyrich Plastic and transition to a full-time, salaried employee of Weapon X upon the completion of the Reg CF offering.



Zachary Richter

Chief Financial Officer

Brian Richter is the Chief Financial Officer of Weapon X, Inc. located in Ontario, California and helps manage the day to day operations of Weapon X, Inc. Brian has over 15 years of plastic recycling, molding and manufacturing experience and is part of the amazing team of individuals that have a heart to help the recycling world with the Weapon X, Inc. Additive.



Brian Richter

Secretary & Managing Engineer

Brian Richter is the Managing Engineer and Secretary of Weapon X, Inc. located in Ontario, California and has 37+ years of plastic recycling, molding and manufacturing experience. Brian is part of the amazing team of individuals that have a heart to help the recycling world with the Weapon X, Inc. Additive.

Offering Summary

Company	Weapon X, Inc.
Corporate Address	1704 S. Vineyard Avenue, Ontario, CA 91761
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	100
Maximum Number of Shares Offered	10,700
Price per Share	$100.00
Pre-Money Valuation	$95,000,000.00

Weapon X, Inc. will also sell separate distribution rights to certain regions of the world. For example, if a distributor is interested in purchasing the exclusive rights to a certain region, then Weapon X will sell the distributor the exclusive rights to that region. The shareholders of Weapon X, Inc. will receive their respective shareholder percentage of the Distributor Fee.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi there, I'm John O'Hurley, coming to you from a well established plastics company in Ontario, CA. Plastics, use 'em every day. In fact, it is one of the world's most used materials. Every year though, over 330 million tons of plastic waste is produced globally. 91% of plastics end up in landfills, our oceans, rivers, and lakes -- and did you know that raw plastic is produced from oil and natural gas? That doesn't sound very planet or eco-friendly now, does it?

Well, I'm here to let you in on an amazing opportunity to solve a global environmental challenge. It's called Weapon X. Weapon X is a patent-pending plastics additive that plans to revolutionize the recycling industry. This is one of the most important innovations that this industry has ever experienced, and I'll tell you why.

You probably didn't realize that all plastics that you place in the recycling bin must be sorted into like-kind plastics. Well, Weapon X, this amazing additive, makes ALL plastics come together and work together. We think that we are doing the responsible thing by tossing our trash into the recycling bin only to find out that the entire packaging won't even recycle together.

The single most expensive step in recycling plastics is this sorting process. Now, during the recycling process, if plastics are mixed, the result ends up in something very brittle, and it becomes unusable. But not so with Weapon X, just ask the creator...

I have been in the plastics industry for over 37 years. I came up with a formula that facilitates plastic recycling to allow mixed plastics to be combined, ground, and re-processed into 100% recycled products without the expense of sorting. This allows ALL plastics to be recycled. No plastic needs to go to the landfill or into polluting our oceans. We believe Weapon X is a game changer in the recycling industry.

We believe that using the Weapon X additive will initiate growth among the many recycling companies by driving the costs to recycle plastics down by at least 30%, not to mention the environmental impact.

The binding agents in Weapon X pellets allows recyclers to grind and bind all plastics into 100% recyclable products. Recycling just one ton of plastics will save 7.4 cubic yards of landfill space. Think about that.

The benefits of reducing plastic consumption include preventing pollution by lessening the amount of new raw petroleum based used, saving energy and reducing greenhouse gas emissions. I'm breathing better already!

We believe that Weapon X will change the way the world recycles plastic.

So, invest now and have a fan-plastic year!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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